EXHIBIT 99.1

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

The tables below set forth Bank of Montreal’s consolidated ratios of earnings to fixed charges, calculated in accordance with IFRS, for the years ended October 31, 2015 and 2014:

	Year Ended October 31
	2014	2015
Excluding Interest on Deposits	3.68	3.73
Including Interest on Deposits	2.07	2.13

The tables below set forth Bank of Montreal’s consolidated ratios of earnings to fixed charges and preferred dividends, calculated in accordance with IFRS, for the years ended October 31, 2015 and 2014:

	Year Ended October 31
	2014	2015
Excluding Interest on Deposits	3.42	3.47
Including Interest on Deposits	2.01	2.07